NXT ENERGY SOLUTIONS INC

As at and for the three month period ended March 31, 2009

NXT ENERGY SOLUTIONS INC
Consolidated Balance Sheets
(Unaudited) (Expressed in Canadian dollars except share data)

	March 31, 2009	December 31, 2008
Assets
Current assets:
Cash and cash equivalents	`	$ 146,065
Short term investments	5,665,254	6,748,105
Accounts receivable	33,466	20,569
Prepaid expenses and other	137,595	57,159
	6,142,923	6,971,898

Oil and natural gas properties	7,315	7,315
Property and equipment, net of accumulated depreciation and amortization	619,003	621,396
	$ 6,769,241	$ 7,600,609

Liabilities and Shareholders' Equity
Current liabilities:
Trade payables	$ 343,817	$ 359,535
Other accrued liabilities [note 3]	263,889	256,624
Current portion of capital lease obligation	10,684	10,684
Current portion of asset retirement obligation [note 4]	20,000	20,000
	638,390	646,843
Long term liabilities:
Capital lease obligation	22,879	24,811
Asset retirement obligation [note 4]	29,722	28,997
	690,991	700,651

Future operations [note 1]
Subsequent events [notes 8 and 10]

Shareholders' equity:
Preferred shares:- authorized unlimited
Issued: 10,000,000	3,489,000	3,489,000
Common shares: - authorized unlimited
Issued: 30,676,796 shares as of March 31, 2009 (December 31, 2008 - 30,676,796) [note 5]	51,884,121	51,884,121
Contributed capital	3,758,502	3,519,072
Deficit	(53,764,308)	(52,703,170)
Accumulated other comprehensive income	710,935	710,935
	6,078,250	6,899,958
	$ 6,769,241	$ 7,600,609

Signed "George Liszicasz" Director	Signed "Charles Selby" Director

The accompanying notes to these consolidated financial statements are an integral part of these consolidated balance sheets.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Loss and Comprehensive Loss
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended March 31,
	2009	2008
Revenue
Oil and natural gas revenue	$ 228	$ 6,583

Expense
Survey cost	12,831	-
Oil and natural gas operating expenses	1,395	550
Administrative	1,035,939	780,943
Depletion of oil and natural gas properties	-	2,852
Amortization and depreciation	39,823	37,304
	1,089,988	821,649
	(1,089,760)	(815,066)

Other expense (income)
Interest income	(44,319)	(71,108)
Loss (gain) on foreign exchange	12,382	(32,081)
Gain on sale of property	(1,016)	-
Abandonment of oil and natural gas properties [note 4]	4,331	-
	(28,622)	(103,189)
Net loss and comprehensive loss	$ (1,061,138)	$ (711,877)

Net loss per share unit [note 5]
Basic and diluted	$ (0.03)	$ (0.02)

     The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of loss and comprehensive loss.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Cash Flow
(Unaudited) (Expressed in Canadian dollars)

		For the three months ended March 31,
	2009	2008
Operating activities
Net loss	$ (1,061,138)	$ (711,877)

Amortization and depreciation	39,823	37,304
Depletion of oil and natural gas properties	-	2,852
Abandonment of oil and natural gas properties	4,331	-
Stock-based compensation expense	239,430	136,884
Changes in non-cash working capital
Accounts receivable	(12,897)	(518,714)
Work-in-progress	-	(142,281)
Prepaid expenses	(80,436)	(29,908)
Unearned revenue	-	1,220,942
Trade payables	(15,718)	(163,909)
Other accrued liabilities	7,265	(50,615)
Asset retirement obligations paid	(3,606)	-
Net cash used by operating activities	(882,946)	(219,322)

Financing activities
Repayment of capital lease	(1,932)	(1,774)
Repayment of registration penalty	-	(178,540)
Issue of common shares, net of issuance costs	-	83,601
Net cash used by financing activities	(1,932)	(96,713)

Investing activities
Invested in other property and equipment	(37,430)	(21,601)
Invested in oil and natural gas properties	-	(1,509)
Decrease (increase) in short term investments	1,082,851	(513,170)
Net cash generated (used) by investing	1,045,421	(536,280)

Net cash inflow (outflow)	160,543	(852,315)
Cash and cash equivalents, beginning of period	146,065	1,988,296

Cash and cash equivalents, end of period	$ 306,608	$ 1,135,981

Supplemental cash flow information
Cash interest paid	$ 740	$ 896

The accompanying notes to these consolidated financial statements are an integral part of these consolidated statements of cash flow.

NXT ENERGY SOLUTIONS INC
Consolidated Statements of Shareholders' Equity
(Unaudited) (Expressed in Canadian dollars except share data)

	For the three months ended	For the year ended
	March 31, 2009	December 31, 2008
Common Shares
Balance at the beginning of the period	$ 51,884,121	$ 49,789,695

Issued upon exercise of stock options and warrants	-	2,050,030
Shares issued for services	-	44,396
Balance at end of the period	51,884,121	51,884,121

Preferred Shares
Balance at the beginning and end of the period	3,489,000	3,489,000

Contributed Capital
Balance at the beginning of the period	3,519,072	3,416,207
Fair market value of options and warrants	239,430	653,042
Contributed capital transferred to shares pursuant to exercise of options
and warrants	-	(550,177)
Balance at end of the period	3,758,502	3,519,072

Deficit
Balance at the beginning of the period	(52,703,170)	(51,561,879)
Net loss for the period	(1,061,138)	(1,141,291)
Balance at end of the period	(53,764,308)	(52,703,170)

Accumulated Other Comprehensive Income
Balance at the beginning and end of the period	710,935	710,935

Total Shareholders' Equity at end of period	$ 6,078,250	$ 6,899,958

     The accompanying notes to the consolidated financial statements are an integral part of the condensed consolidated statements of shareholder's equity.

NXT ENERGY SOLUTIONS INC Notes to the Consolidated Financial Statements For the three month period ended and as at March 31, 2009 (Unaudited) (Expressed in Canadian dollars unless otherwise stated)

1. Organization and Ability to Continue Operations

NXT Energy Solutions Inc ("we", "company" or "NXT" ) was incorporated under the laws of the State of Nevada on September 27, 1994. NXT was continued from the State of Nevada to the Province of Alberta, Canada on October 24, 2003. The shareholders voted on and approved this change which moved the jurisdiction of incorporation from the U.S. to Canada. In November 2007 at our Annual General Meeting the shareholders voted on and approved changing our name. Effective September 22, 2008 our name changed from Energy Exploration Technologies Inc to NXT Energy Solutions Inc.

We own a proprietary technology called Stress Field Detection (“SFD®”). SFD® is a remote sensing airborne survey system that is designed to identify areas with oil and natural gas reserve potential. This technology was acquired from NXT's current CEO and President on December 31, 2005 following a ten year period wherein the company controlled the technology through a series of licensing agreements. For the ten year period prior to 2006 the company had engaged in extensive activities that were effective in developing the technology to a stage wherein SFD® was both technically ready and had the required industry validation to embark on the commercial phase of the company. These early activities included conducting SFD® surveys for oil and gas industry partners on a cost recovery basis and participating as a joint venture partner in SFD® identified exploration wells. By December 31, 2005 the company had accumulated approximately $47.6 million of deficits in conducting these activities.

The company is in the early stage of commercializing its SFD® technology. Its ability to generate cash flow from operations will depend on its ability to service its existing clients and develop new clients for its SFD® services. Management recognizes that this early commercialization phase can last for several years. Consistent with this early stage of commercialization the company has a significant economic dependency on a few clients. While the company is in this early stage of commercialization, the company’s financial position is materially impacted by the loss or gain of any one client. The company's ability to continue operations is dependent on attracting future customers through demonstrating the value that the company can bring to their exploration activities.

For the period ended March 31, 2009 the company had no SFD® survey revenue, had a net loss of $1,061,138 and used $882,946 of cash in operating activities.

The company anticipates generating both net income and cash from operations in future years with its business model; however this outcome cannot be predicted with certainty. The company has an extensive prior history of generating net losses. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that may be necessary should we be unable to generate sufficient net income and cash from operations in future years in order to continue as a going concern.

2. Significant Accounting Policies

Basis of Presentation

These interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles of the United States of America in accordance with the same accounting policies and methods used in preparing the consolidated financial statements for the fiscal year ended December 31, 2008. These interim statements should be read in conjunction with the 2008 annual consolidated financial statements as they contain disclosure which is supplemental to our annual consolidated financial statements and accordingly certain disclosure normally required for annual financial statements has been condensed or omitted.

SFAS No. 141(R) replaces SFAS No. 141, "Business Combinations" . SFAS No. 141(R) retains the fundamental requirements of SFAS No. 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination, with the objective of improving the relevance and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 160 clarifies the classification of non-controlling interests in consolidated statements of financial position and the accounting for and reporting of transactions between the reporting entity and holders of such non-controlling interests. The requirements of these standards will be applied to business combinations subsequent to December 31, 2008.

SFAS No. 161, which amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" , requires companies with derivative instruments to disclose information about how and why a company uses derivative instruments, how derivative instruments and related hedged items are accounted for under SFAS 133, and how derivative instruments and related hedged items affect a company’s financial position, financial performance, and cash flows. The required disclosures include the fair value of derivative instruments and their gains or losses in tabular format, information about credit-risk-related contingent features in derivative agreements, counterparty credit risk, and the company’s strategies and objectives for using derivative instruments. SFAS 161 is effective prospectively for periods beginning on or after November 15, 2008. SFAS No. 161 does not impact our financial statements as we do not have any derivative instruments or hedging activities.

Consolidation

We have consolidated the accounts of our wholly owned subsidiaries in the course of preparing these consolidated financial statements. All significant inter-company balances and transactions amongst NXT and its subsidiaries have been eliminated and are therefore not reflected in these consolidated financial statements. On December 22, 2008 the company's fully owned Canadian subsidiaries, NXT Energy Canada Inc. and NXT Aero Canada Inc., were dissolved and all assets and liabilities were wound up into the company. As of March 31, 2009 and December 31, 2008 the company consisted of NXT Energy Solutions Inc. and two inactive subsidiaries in the United States.

3. Accrued Liabilities
	For the three months ended	For the year ended
	March 31, 2009	December 31, 2008
Legal and accounting	$ 229,570	$ 198,570
Consultant fees	34,319	37,500
Other	-	20,554
	$ 263,889	$ 256,624

4. Asset Retirement Obligation

	For the three months ended	For the year ended
The following table reconciles the asset retirement obligations:	March 31, 2009	December 31, 2008
Asset retirement obligation, beginning of period	$ 48,997	$ -
Additions in the year	3,606	208,307
Accretion	725	2,636
Costs incurred	(3,606)	(161,946)
Asset retirement obligation	49,722	48,997
Current portion of asset retirement obligation	20,000	20,000
Asset retirement obligation, end of period	$ 29,722	$ 28,997

5. Common Shares

The following table provides common shares and their value:
	Common Shares
	Shares	Amount
As at March 31, 2009 and December 31, 2008	30,676,796	$ 51,884,121

The company has an unlimited number of shares authorized.

Reconciliation of Earnings per Share Calculations

For the three months ended March 31, 2009
		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$ (1,061,138)	30,676,796	$ (0.03)

For the three months ended March 31, 2008
		Weighted Average
	Net Loss	Shares Outstanding	Per Unit
Basic and diluted	$ (711,877)	29,787,218	$ (0.02)

All options, warrants and preferred shares were excluded from the diluted earnings per share calculation for the periods ended March 31, 2009 and 2008 as they were antidilutive.

6. Employee, Directors and Contractor Options

We have summarized below all outstanding options under the Plans as of March 31, 2009:

		Weighted average		Weighted average
		exercise price of		exercise price of
Range of exercise prices in U.S. dollars	Outstanding options	outstanding options	Options exercisable	exercisable options
Under $0.50	150,000	$ 0.40	-	$ -
$0.50 - $0.99	341,741	$ 0.73	335,074	$ 0.71
$1.00 - $1.99	1,451,463	$ 1.51	998,796	$ 1.43
$2.00 - $3.99	177,000	$ 2.35	125,667	$ 2.23
Over $4.00	300,000	$ 4.90	100,000	$ 4.90
	2,420,204	$ 1.81	1,559,537	$ 1.56

				Weighted average
				remaining contractual
Range of exercise prices in U.S. dollars				life (years)
Under $0.50				4.8
$0.50 - $0.99				1.7
$1.00 - $1.99				2.5
$2.00 - $3.99				1.3
Over $4.00				3.7
				2.6

	For the three months ended March 31, 2009		For the year ended December 31, 2008
		Weighted average		Weighted average
Exercise prices in U. S. dollars	# of options	exercise price	# of options	exercise price
Outstanding at beginning of period	2,270,204	$ 1.90	2,348,371	$ 1.72
Granted	150,000	$ 0.40	403,500	$ 2.05
Forfeited	-	$ -	(205,000)	$ 2.13
Exercised	-	$ -	(276,667)	$ 0.44
Options outstanding as at end of period	2,420,204	$ 1.81	2,270,204	$ 1.90
Exercisable as at end of period	1,559,537	$ 1.56	1,176,370	$ 1.56

Unvested options outstanding as of March 31, 2009 and December 31, 2008 generally vest over the three year period starting from the date of grant dependant on the continued provision of services. The options vest one-third at the end of each of the first three years following the grant date. Options generally lapse, if unexercised, five years from the date of vesting.

On January 14, 2009, 150,000 options were issued to an officer of the company at a strike price of $0.40 and on April 14, 2009 an additional 100,000 options were issued in aggregate to two directors of the company at a strike price of $0.80.

Compensation Expense Associated with Grant of Options

The grant date fair value is calculated in U.S. dollars using the Black Scholes option valuation model utilizing the following weighted average assumptions:

	For the three months ended
	March 31, 2009	March 31, 2008
Expected dividends paid per common share	Nil	Nil
Expected life (years)	3	3
Expected volatility in the price of common shares (%)	102%	84%
Risk free interest rate (%)	2%	4%
Weighted average grant date fair market value per share in U.S. dollars	$ 0.40	$ 1.85
Intrinsic value of options exercised in U.S. dollars	$ -	$ 2.46

As of March 31, 2009 and 2008 there was $1,037,497 and $1,160,183 respectively of total unrecognized compensation cost related to non-vested share-based compensation awards granted under the stock option plans. This cost will be recognized over the remaining vesting period.

7. Warrants

	For the three months ended March 31, 2009		For the year ended December 31, 2008
		Weighted average		Weighted average
	# of warrants	exercise price	# of warrants	exercise price
Outstanding as at beginning of the period	150,000	$ 2.20 Cdn	2,776,560	$ 1.96 U.S.
Exercised	-	-	(702,543)	$ 2.00 U.S.
Expired	-	-	(1,924,017)	-
Outstanding as at end of the period	150,000	$ 2.20 Cdn	150,000	$ 2.20 Cdn

	For the three months ended March 31, 2009		As at December 31, 2008

		Weighted average		Weighted average
	Outstanding	remaining contractual		remaining contractual life
Exercise prices	warrants	life (years)	Outstanding warrants	(years)
$2.20 Cdn	150,000	0.75	150,000	1.0
	150,000	0.75	150,000	1.0

The company has historically issued warrants in U.S. and Canadian dollars. At March 31, 2009, all warrants outstanding are exercisable in Canadian dollars.

8. Commitments and Contingencies

On March 18, 2003 we were served a Statement of Claim naming NXT and others as defendants. The plaintiffs allege that the defendants were negligent and in breach of a ferry flight contract under which an aircraft was to be delivered to Greece. The aircraft crashed enroute. The Plaintiffs are seeking, among other things, damages in the amount of Cdn. $450,000 or loss and damages to the aircraft and cargo, and damages in respect to search and rescue expenses, salvage, storage, transportation expenses and pollution and contamination expenses. NXT was not party to the Ferry Flight Contract. The outcome of the claim is not determinable. Management believes the claim is without merit and we intend to defend ourselves against the claim.

The company has an office lease until October 31, 2012 which requires minimum monthly lease payments of $29,483.

On May 8, 2009 the company executed an aircraft charter agreement with a Calgary based aircraft charter company to provide aircraft, crew and maintenance services for SFD® survey operations utilizing a fleet of Cessna Citation 560 series jet aircraft. NXT’s minimum aircraft charter commitment under this agreement is Cdn. $396,250 prior to the aniversary date of the agreement.

9. Comparative Figures

Certain amounts in the consolidated financial statements have been reclassified in the comparative periods to conform to the current period's presentation.

10. Subsequent Event

On April 13, 2009 the company executed a contract with a Colombian subsidiary of a Canadian oil and gas company to conduct a U.S. $2,300,000 SFD® survey in Colombia. The survey commenced in the second quarter of 2009.